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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING
                                                                SEC FILE NUMBER
                                                                    1-7234
                                                                 CUSIP NUMBER
                                                                  36225V 10 4

[ ]Form 10-K  [ ]  Form 20-F    [ ]  Form 11-K     [x]  Form 10-Q    Form N-SAR

         For Period Ended: September 30, 2003

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I     -      REGISTRANT INFORMATION

Full Name of Registrant:   GP STRATEGIES CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):777 Westchester Avenue

City, State and Zip Code:    White Plains, NY 10604

Part II    -      RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b) the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III   -      NARRATIVE

State below in reasonable details the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant in good faith attempted to file its report on Form 10-Q for the third quarter ended September 30, 2003 on a timely basis, however the filing was delayed due to additional time required to prepare a description of certain transactions engaged in by the Registrant, subsequent to the end of the third quarter ended September 30, 2003.

Part IV           OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

              Andrea D. Kantor           914                       249-9716
           ----------------------    -------------        ---------------------
                  Name                 Area Code               Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports. [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x ] Yes[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of these results cannot be made.

Net sales were $34.2 million for the quarter ended September 30, 2003 compared to $36.6 million for the quarter ended September 30, 2002. The decrease in net sales from the third quarter of 2002 is primarily attributable to a continued reduction in business from the automotive division of the manufacturing and process segment of General Physics, as well as decreased business from clients in the utility industry and the Department of Energy.

Despite the decrease in net sales, each of the Company's three operating business segments had increased gross profit for the quarter ended September 30, 2003 as compared to the quarter ended September 30, 2002, and overall gross profit increased to $4,613,000 in the quarter ended September 30, 2003 compared to $3,426,000 in the quarter ended September 30, 2002. The gross profit of the Company's principal operating subsidiary, General Physics, increased by $1,147,000 for the quarter ended September 30, 2003 as compared to the quarter ended September 30, 2002, as a result of the Company's continued efforts to control costs on existing contracts. The Company believes that this strategy will enable it to take advantage of business opportunities from an improving economic climate.

For the quarter ended September 30, 2003, the Company had a net loss before income taxes of $2,634,000 compared to a net loss before income taxes of $3,739,000 for the quarter ended September 30, 2002. The loss for the third quarter of 2003 reflected (i) an expense for an executive incentive compensation bonus of $1,000,000, (ii) a write-off of $860,000 of deferred finance costs due to the early termination of the Company's prior credit agreement, (iii) a non-cash equity loss on the Company's investment in Valera Pharmaceuticals (formerly Hydro Med Sciences) of $500,000, and (iv) a non-cash charge of $339,000 relating to the Company's Millennium Cell Deferred Compensation Plan, offset by a non-cash gain of $1,162,000 from the September 30, 2003 valuation adjustment to the liability for the warrant to purchase Company common stock issued in connection with the Gabelli transaction. The loss before income taxes of $3,739,000 in the third quarter of 2002 included severance and related expenses of $1,944,000, offset by a $391,000 gain from the sale of shares of Millennium Cell and a non-cash credit of $348,000 relating to the Company's Millennium Cell Deferred Compensation Plan.

For the nine months ended September 30, 2003, the Company had a net loss before income taxes of $5,811,000 compared to a net loss before income taxes of $3,190,000 for the nine months ended September 30, 2002. The loss for the nine months ended September 30, 2003 reflected (i) an expense for an executive incentive compensation bonus of $2,000,000, (ii) a non-cash debt conversion expense, net, of $622,000 related to the conversion of the Company's convertible exchangeable notes, (iii) the write-off of deferred financing costs of $860,000, and (iv) a non-cash equity loss on the Company's investment in Valera of $500,000, offset by a $398,000 gain from the sale of shares of Millennium Cell, a non-cash gain of $1,162,000 from the September 30, 2003 valuation adjustment to the liability for the warrant to purchase Company common stock issued in connection with the Gabelli transaction, and income of approximately $500,000 from a warrant received by the Company in connection with a Valera private placement transaction. The loss before income taxes of $3,190,000 for the nine months ended September 30, 2002 included severance and related expenses of $1,944,000 and a non-cash equity loss of $1,401,000 on the Company's investment in Valera, offset by a $1,677,000 gain from the sale of shares of Millennium Cell and a non-cash credit of $1,216,000 relating to the Millennium Cell Deferred Compensation Plan.



                            GP STRATEGIES CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    November 17, 2003                Andrea D. Kantor, Vice President and
                                          General Counsel